Finnest, Inc.

Statement of Comprehensive Income

(Unaudited)

	For the Period January 22, 2017 (Inception) to December 31, 2017
Revenue	$ -
Expenses:	
Contractors	5,000
Subscriptions	795
Internet	198
Legal	2,775
Office expense	385
Travel	20
Bank charges	29
Total expenses	9,202
Other income	5,250
Net loss	$ (3,952)